SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) No. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT (“NIRE”) No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON MARCH 27th, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, n.° 891, in the city of São Paulo, State of São Paulo, at 5:00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members.

RESOLUCTIONS UNANIMOUSLY TAKEN BY THOSE PRESENTS:

1. Chosen as Chairman of the Board of Directors, Mr. PEDRO SAMPAIO MALAN, and as Vice-Chairman, Mr. PEDRO MOREIRA SALLES.

2. Reelected to the Board of Officers, with term until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30th, 2009, Messrs.: 1. President: PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of Identity Card RG No. 19.979.952 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 551.222.567 -72; 2. Vice Presidents: 2.1. DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of Identity Card RG No. 04.389.036 -7-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 847.078.877 -91; 2.2. GERALDO TRAVAGLIA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of Identity Card RG No. 3.166.619 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 573.620.338 -34; 2.3. JOSÉ CASTRO ARAÚJO RUDGE, Brazilian citizen, married, insurance worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of the Identity Card RG No. 14.209.727 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 033.846.588 -09; and 2.4. MÁRCIO DE ANDRADE SCHETTINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 4th floor, bearer of Identity Card RG No. 05.492.490 -7-SSP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 662.031.207 -15; 3.

EXECUTIVE OFFICERS: 3.1. CELSO SCARAMUZZA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 6th floor, bearer of Identity Card RG No. 5.655.237 -3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 680.415.518 -15; 3.2. CLÁUDIA POLITANSKI, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of Identity Card RG No. 16.633.770 -5-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 132.874.158 -32; 3.3. DANIEL LUIZ GLEIZER, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of Identity Card RG No. 4.249.867 -IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 628.724.277 -91, 3.4. JOSÉ ROBERTO HAYM, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 5th floor, bearer of the Identity Card RG No. 37.905.819 -4-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 634.949.067 -34; 3.5. IVO LUIZ DE SÁ FREIRE VIEITAS JÚNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 5th floor, bearer of the Identity Card RG No. 05.346.062 -2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 789.938.907 -06; 3.6. MARCOS DE BARROS LISBOA, Brazilian citizen, divorced, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of the Identity Card RG No. 006.653.074 -2-IFP–RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 806.030.257 -49; 3.7. NICOLAU FERREIRA CHACUR, Brazilian citizen, single, graduated in law, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 18th floor, bearer of the Identity Card RG No. 020.219.099 -7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 116.519.328 -08; 3.8. RAPHAEL AFONSO GODINHO DE CARVALHO, Brazilian citizen, married, mathematician, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 5th floor, bearer of the Identity Card RG No. 06.706.275 -2-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 887.072.617 -72; 3.9. ROBERTO LAMY, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 5th floor, bearer of the Identity Card RG No. 6.715.293 -4-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 948.961.198 -00; 3.10. ROGÉRIO CARVALHO BRAGA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 5th floor, bearer of Identity Card RG No. 8.130.174 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 625.816.948 -15; and 3.11. ROGÉRIO PAULO CALDERÓN PERES, Brazilian citizen, married, businessman and accountant, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 14th floor, bearer of Identity Card RG No. 05.212.295 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 035.248.608 -26; 4. OFFICERS: 4.1. ÁLVARO AUGUSTO MENDES LOPES, Brazilian citizen, consensually separated, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 17th floor, bearer of Identity Card RG No. 08.367.368 -1-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 074.144.788 -66; 4.2.

ANDRÉ SAPOZNIK, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 5th floor, bearer of the Identity Card RG No. 21.615.978 -7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 165.085.128 -62, 4.3. ANTONIO CARLOS AZEVEDO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 17th floor, bearer of Identity Card RG No. 12.384.459 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 015.671.788 -39; 4.4. ANTONIO CARLOS AZZI JUNIOR, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 17th floor, bearer of the Identity Card RG No. 14.167.985 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 049.319.098 -84; 4.5. CAI ALEJANDRO VON IGEL, German citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 20th floor, bearer of Identity Card RNE No. W268276-K and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 111.113.338 -74; 4.6. CARLOS EDUARDO DE CASTRO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 11.835.098 –SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 904.087.308 -97; 4.7. CARLOS ALBERTO BEZERRA DE MOURA, Brazilian citizen, married, bachelor in accounting sciences, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 091.385.872 -IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 034.141.847 -10; 4.8. CARLOS ELDER MACIEL DE AQUINO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 12th floor, bearer of Identity Card RG No. 1.807.320 -SSP-PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 226.993.094 -00; 4.9. CARLOS HENRIQUE ZANVETTOR, Brazilian citizen, married, electronic engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 5th floor, bearer of Identity Card RG No. 15.353.133 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 115.624.088 -36; 4.10. CLAUDIO CORACINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 7th floor, bearer of Identity Card RG No. 6.998.962 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 673.443.138 -04; 4.11. CLÁUDIO JOSÉ COUTINHO ARROMATTE, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 14th floor, bearer of Identity Card RG No. 05.720.178 -2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 991.173.127 -87; 4.12. EDGARD BORSOI VIANA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 14th floor, bearer of Identity Card RG No. 7.659.747 -7- SSP-BA and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 005.759.058 -32; 4.13.

FÁBIO MASSASHI OKUMURA, Brazilian citizen, single, production engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º891, 18th floor, bearer of Identity Card RG No. 12.435.380 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 063.426.888 -00; 4.14. FRANCISCO DE ASSIS CREMA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 19th floor, bearer of Identity Card RG No. 4.132.770 -6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 076.986.238 -15; 4.15. HUMBERTO PADULA FILHO, Brazilian citizen, married, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Passagem Street, n.º 170, 8th floor, bearer of Identity Card RG No. 05.725.245 -4-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 567.839.819 -91; 4.16. JOSÉ RAMON DO AMARAL GOMEZ, Brazilian citizen, married, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 16.540.919 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 104.437.238 -93; 4.17. JULIO ALMEIDA GOMES, Brazilian citizen, judicially separated separated, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 14th floor, bearer of Identity Card No. 388.368 – “Ministério da Aeronáutica do Rio de Janeiro” and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 520.995.046 -87; 4.18. LUIS TADEU MANTOVANI SASSI, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 5th floor, bearer of the Identity Card RG No. 7.801.922 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 016.082.558 -08; 4.19. LUIZ EDUARDO LOUREIRO VELOSO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 05.288.308 -9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 000.919.997 -74; 4.20. MARCELO ARIEL ROSENHEK, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 14.230.270 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 153.132.578 -54; 4.21. MARCELO DA SILVA MITRI, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 5023613697-SJS-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 361.217.890 -34; 4.22 MARCELO LUIS ORTICELLI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 2nd floor, bearer of Identity Card RG No. 12.993.534 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 040.509.508 -20; 4.23. MARCIA MARIA FREITAS DE AGUIAR, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 3rd floor, bearer of Identity Card RG No. 28.972.389 -9-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 951.718.947 -87; 4.24. MARCOS BRAGA DAINESI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 21st floor, bearer of Identity Card RG No. 10.202.309 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 748.104.137 -72; 4.25.

MARCOS AUGUSTO CAETANO DA SILVA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 9th floor, bearer of Identity Card RG No. 06.366.045 -0-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 810.633.777 -49; 4.26. MOISÉS DOS SANTOS JARDIM, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, n.º 891, 17th floor, bearer of Identity Card RG No. 35.521.422 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 292.121.460 -15; 4.27. PAULO MEIRELLES DE OLIVEIRA SANTOS, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, n.º 891, 6th floor, bearer of Identity Card RG No. 03.687.791 -8-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 628.763.177 -53; 4.28. PAULO PIRES VAZ, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 27.775.019 -2-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 370.086.927 -49; 4.29. PLINIO CARDOSO DA COSTA PATRÃO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 14th floor, bearer of Identity Card RG No. 10.291.658 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 042.552.938 -05; 4.30. RICARDO COUTINHO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of the Identity Card RG No. 12.915.162 -2-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 040.432.888 -16; 4.31. ROGÉRIO VASCONCELOS COSTA, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 19.294.696 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 111.766.598 -47; 4.32. ROMILDO GONÇALVES VALENTE, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card of the Ministry of Army No. 014.764.463 -7-SIE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 846.381.417 -49; and 4.33. SÉRGIO RICARDO JURUENA DA COSTA BRAGA, Brazilian citizen, married, engineer, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Passagem Street, 170, 9th floor, bearer of Identity Card RG No. 070.551.102 -3-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 958.210.827 -49; 5. DEPUTY OFFICERS: 5.1. ANDRE FERRARI, Brazilian citizen, single, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Botafogo Beach, 228- Block A, room 1702, bearer of Identity Card RG No. 23.293.227 -X-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 087.004.058 -84; 5.2. ANDREA CARPES BLANCO, Brazilian citizen, judicially separated, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 8.383.869 -8-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 016.661.217 -03; 5.3.

CARLOS EDUARDO DE ALMEIDA SANTOS, Brazilian citizen, married, businessman, domiciled in the city of Recife, State of Pernambuco, at Conselheiro Aguiar Avenue, n.°: 3924, 1st floor, bearer of Identity Card RG No. 1001158979-SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 186.682.914 -91; 5.4. CARLOS FERNANDO ROSSI CONSTANTINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 19th floor, bearer of Identity Card RG No. 23.943.904 -1-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 166.945.868 -76; 5.5. CARLOS HENRIQUE CINTRA PACHECO, Brazilian citizen, single, businessman, domiciled in the city of Ribeirão Preto, State of São Paulo, at Américo Brasiliense Street, n.°: 521, 1st floor, bearer of Identity Card RG No. 7.620.059 SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 042.584.618 -06; 5.6. EDUARDO CARDOSO ARMONIA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 18.157.602 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 112.008.838 -02; 5.7. EDUARDO CORSETTI, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Botafogo Beach, 228- Block A, room 1702, bearer of Identity Card RG No. 9.948.937 -5-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 118.455.578 -83; 5.8. EDUARDO FIGUEIREDO DE FREITAS, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 19th floor, bearer of Identity Card RG No. 17.281.299 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 106.817.968 -63; 5.9. ELISABETE SZABO, Brazilian citizen, widow, biologist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 2nd floor, bearer of Identity Card RG No. 04.142.514 -IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 667.740.397 -15; 5.10. FABIO DE SOUZA ARANHA CASCIONE, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 22.739.367 -3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 153.266.728 -04; 5.11. FERNANDO BARÇANTE TOSTES MALTA, Brazilian citizen, single, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 15th floor, bearer of Identity Card RG No. 07.292.860 -9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 992.648.037 -34; 5.12. FERNANDO DELLA TORRE CHAGAS, Brazilian citizen, single, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 21th floor, bearer of Identity Card RG No. 19.355.069 -6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 162.259.718 -40; 5.13. GUILHERME DE ALENCAR AMADO, Brazilian citizen, married, economist, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Cristóvão Colombo Street, n.°: 485, 8th floor, bearer of the Identity Card RG No. M-2.451.235 -SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 513.589.056 -49; 5.14. GUSTAVO DUARTE RIBEIRO MOTA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 17th floor, bearer of the Identity Card RG No. MG 5.724.576 -SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 081.286.748 -38; 5.15.

HERMES EDUARDO MOREIRA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of the Identity Card RG No. 10.275.071 -8-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 802.769.897 -91; 5.16. IBRAHIM JOSÉ JAMHOUR, Brazilian citizen, married, mechanic engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 5th floor, bearer of the Identity Card RG No. 1.848.471 -4-SSP-PR and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 500.158.269 -53; 5.17. IURI GARCIA ZACHARIAS, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Passagem Street, n.°: 170, 8th floor, bearer of Identity Card RG No. 03.539.581 -82-SSP-BA and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 423.551.845 -34; 5.18. JANIO FRANCISCO FERRUGEM GOMES, Brazilian citizen, married, engineer and economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 15th floor, bearer of Identity Card RG No. 17.503.576 -3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 049.401.848 -89; 5.19. JORGE LUIZ VIEGAS RAMALHO, Brazilian citizen, married, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 17th floor, bearer of Identity Card RG No. 07.592.995 -0-SSP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 004.281.877 -06; 5.20. JOSÉ CRISTOVÃO MARTINS, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at João Moreira Salles Street, n.°: 130, Block C, Third Level, bearer of Identity Card RG No. 7.297.283 -X-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 758.344.218 -49; 5.21. LEVI AVILA DA FONSECA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 17th floor, bearer of Identity Card RG No. 09.648.274 -0-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 021.473.757 -80; 5.22. LUIZ AUGUSTO NUNES DA SILVA, Brazilian citizen, married, bachelor in accounting sciences, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 18th floor, bearer of Identity Card RG No. 101.379.759 -1 SSP/RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 365.432.920 -91; 5.23. MARCELLO PIRES DOS SANTOS FERREIRA, Brazilian citizen, judicially separated, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 04.698.080 -1-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 875.752.997 -34; 5.24. MARCELO FIGUEIREDO SALOMON, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 32.739.395 -6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 444.021.801 -63; 5.25. MARCELO TONHAZOLO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 14th floor, bearer of Identity Card RG No. 13.444.697 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 131.482.268 -36; 5.26.

MARCOS ANTÔNIO VAZ DE MAGALHÃES, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 3.128.815 -SSP-PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 501.222.404 -30; 5.27. MARCOS EDUARDO BUCKTON DE ALMEIDA, Brazilian citizen, married, mechanical engineer, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Passagem Street, n.°: 170, 8th floor, bearer of Identity Card RG No. 04.518.691 -3-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 610.768.137 -04; 5.28. MARCOS SILVA MASSUKADO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 15.709.683 -X-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 144.101.198 -69; 4.29. MARIA CÉLIA FURLANI DE MENDONÇA CAMARGO, Brazilian citizen, widow, bank worker, city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 17th floor, bearer of Identity Card RG No. 04.047.711 -9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 430.048.737 -53; 5.30. MARIA CRISTINA D’AVILA VILLELA VIEITAS, Brazilian citizen, married, businesswoman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 39.326.509 -2-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 025.252.497 -71; 5.31. MARIO ANTONIO BERTOCINI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 14.065.058 -1-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 085.771.768 -51; 5.32. MAURÍCIO FERREIRA DE SOUZA, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at João Moreira Salles Street, n.°: 130, Block A – Level I, bearer of Identity Card RG No. 074.928.631 -IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 847.212.007 -49; 5.33. NABIL DANIEL SAAB, Lebanese citizen, married, bank worker and businessman, domiciled in the city Salvador, State of Bahia, at. Antônio Carlos Magalhães Avenue, n.°: 585, Identity Card RNE N. W 523.203 -1-SE/DPMAF/DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 073.043.738 -81; 5.34. PAULO ROBERTO SCHIAVON DE ANDRADE, Brazilian citizen, married, engineer, domiciled in the city of Porto Alegre, State of Rio Grande do Sul, at Nilo Peçanha Street, n.°: 2825, rooms 1607 and 1608, bearer of Identity Card RG No. 70.168.338 -61-SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 522.744.890 -68; 5.35. RÓDNEI BERNARDINO DE SOUZA, Brazilian citizen, judicially separated, statistic, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, nº 891 – 17th floor, bearer of Identity Card RG No. 19.495.737 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 108.114.418 -14; 5.36. SÉRGIO RHEIN SCHIRATO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 18th floor, bearer of Identity Card RG No. 27.838.189 -3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 249.741.148 -40; 5.37. SILVIO JOSÉ FONSECA DE CARVALHO, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Porto Alegre, State of Rio Grande do Sul, at Sete de Setembro Street, n.°: 1069, 3rd floor, bearer of Identity Card RG No. 06.654.930 -4-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 852.718.707 -82 and 5.38. TANIA SZTAMFATER CHOCOLAT, Brazilian citizen, married, production engineering, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 21st floor, bearer of Identity Card RG No. 29.583.956 -9-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 278.583.348 -16

3. Ratified the dismissal of the following members of the Board of Officers: (a) Officer: Mr.BRUNO PADILHA DE LIMA COSTA, occurred on December 19th, 2007; (B) Deputy Officers: Mrs.: MANUEL GOMES PEREIRA, occurred on February 01st, 2008 and MARCELO ADRIANO DE PAULOS, occurred on February 02nd, 2008.

4. Ratified the acceptance of the resignation of the following members of the Board of Officers: (a) Officers: Mr.: WILLIAM MC DOUGALL BETHLEM, by means of a letter received by the Company on January 07th, 2008; and RUBEM ROLLEMBERG HENRIQUES, by means of a letter received by the Company today; and (B) Deputy Officer: Mr.: RICARDO RAMOS DA SILVA MOLLO, by means of a letter received by the Company today.

5. Pursuant to item “k” of Article 16 of the Company’s By-laws, this Board decided to appoint as members of the Executive Committee and responsible by the below mentioned departments, the following members of the Board of Officers, as set forth below:

PEDRO MOREIRA SALLES
President responsible for the supervision of entire Unibanco Group.

DEMOSTHENES MADUREIRA DE PINHO NETO
Vice-President responsible for the operational and administrative management of the activities regarding the wholesale banking, of companies and investments, comprising external premises and national and international distribution, as well as responsible for the wealth management department.

GERALDO TRAVAGLIA FILHO
Vice-President responsible for, among others, the planning, investor relations, controlling, accounting, systems management departments, supplies and engineering departments.

JOSÉ CASTRO ARAÚJO RUDGE
Vice-President responsible for insurance and private pension plan, human resources and corporate communication departments.

MARCIO DE ANDRADE SCHETTINI
Vice-President responsible for operational and administrative management of proper activities regarding retail banking, comprising branches and other establishments network, as well as other activities related to commercial banking and to consumers companies.

CLAUDIA POLITANSKI
Executive Officer responsible for the legal and for the institutional relationships departments.

DANIEL LUIZ GLEIZER
Executive Officer responsible for treasury department.

MARCOS DE BARROS LISBOA
Executive Officer responsible for the compliance and risks departments.

6. Mr. CARLOS ELDER MACIEL DE AQUINO is appointed as Officer responsible for the auditing department.

7. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which Unibanco is subjected to, this Board decided to indicate the following members of the Board of Officers as responsible for the departments mentioned below:

CAI ALEJANDRO VON IGEL
Officer responsible for Money Laundry Prevention - Law No. 9613/1998 - Rule (Circular) No. 2852/1998 of the Central Bank of Brazil and Instruction (Instrução) No. 301/99 of the Brazilian Securities Exchange Commission.

CARLOS HENRIQUE ZANVETTOR
Officer responsible for Credit Portfolio, Financing and Investment – Resolution (Resolução) of the National Monetary Council No. 2212/1995;
Officer incumbent of Leasing – Resolution (Resolução) of the National Monetary Council No. 2309/1996.

CLAUDIA POLITANSKI
Officer responsible for the updating of data on “UNICAD” System Information – Rule (Circular) No. 3165/2002 of the Central Bank of Brazil.

DANIEL LUIZ GLEIZER
Officer responsible for Derivatives Credits Transactions – Resolution – (Resolução) No. 2933/2002 of the National Monetary Council; and Rule (Circular) No. 3106/2002 of the Central Bank of Brazil;
Officer responsible for Swap Transaction – Resolution – (Resolução) No. 2873/2001 of the National Monetary Council;
Officer responsible for Comprised Transactions – Resolution – (Resolução) No. 3339/2006 of the National Monetary Council;
Officer responsible for Liquidity Risk Control – Resolution – (Resolução) No. 2804/2000 of the National Monetary Council;
Officer responsible for the Lending Transactions and Bonds Change – Resolution (Resolução) No. 3197/2004 of the National Monetary Council and Rule (Carta-Circular) No. 3225/2006.

DEMOSTHENES MADUREIRA DE PINHO NETO
Officer responsible for the Investment Portfolio - Resolution (Resolução) No. 2212/1995 of the National Monetary Council.

FERNANDO BARÇANTE TOSTES MALTA
Officer responsible for the Ombudsman’s Office - Resolution (Resolução) No. 3477/2007 of the National Monetary Council and Rule (Circular) No. 3.359/2007 of the Central Bank of Brazil;
Officer responsible for RDR System of Registry of Charges and Claims – Rule (Circular) No. 3289/2005 of the Central Bank of Brazil.

GERALDO TRAVAGLIA FILHO
Officer responsible for transaction with in Securities Exchanges – Instruction No. 387/2003 of the Brazilian Securities Exchange Commission;
Officer responsible for the execution and follow up of the Institutional Policy of Negotiation of Securities and Institutional Policy of Disclosure of Information – Instruction No. 358/2002 of the Brazilian Securities Exchange Commission;
Officer responsible for Securities Portfolio – Instruction No. 306/1999 of the Brazilian Securities Exchange Commission;
Officer responsible for Investor Relations – Instruction No. 202/1993 of the Brazilian Securities Exchange Commission.

JOSÉ ROBERTO HAYM
Officer responsible for the Deposit Accounts – Resolutions (Resoluções) No. 2025/1993 and 2078/1994 of the National Monetary Council and Rule (Circular) No. 2452/1994 of the Central Bank of Brazil;
Officer responsible for the Commercial Portfolio – Resolution (Resolução) No. 2212/1995 of the National Monetary Council;
Officer responsible for the Deposit Accounts for Investments – Rule (Circular) No. 3346/2007 of the Central Bank of Brazil.

JULIO ALMEIDA GOMES
Officer responsible for the Clients Registrations in the Brazilian Financial System (“Sistema Financeiro Nacional – CCS”) - Rule (Circular) No. 3347/2007 of the Central Bank of Brazil.

LUIZ EDUARDO LOUREIRO VELOSO
Officer responsible for the Real Estate Credit Portfolio – Resolution (Resolução) No. 2212/1995 of the National Monetary Council.

LUIS TADEU MANTOVANI SASSI
Officer responsible for the Deposit Accounts – Resolutions (Resoluções) No. 2025/1993 and 2078/1994 of the National Monetary Council and Rule (Circular) No. 2452/1994 of the Central Bank of Brazil;
Officer responsible for the Deposit Accounts for Investments– Rule (Circular) No. 3346/2007 of the Central Bank of Brazil.

MARCELO LUIS ORTICELLI
Officer responsible for the Market Risk Management Structure– Rule (Circular) No. 3464/2007 of the Central Bank of Brazil;
Officer responsible for the Operational Risk Management – Resolution (Resolução) No. 3380/2006 of the National Monetary Council;
Officer responsible for the Risk Management – Resolution (Resolução) No. 2692/2000 of the National Monetary Council and Rule (Circular) No. 2972/2000 of the Central Bank of Brazil.

MARCOS BRAGA DAINESI
Officer responsible for the Agreements for Compensation in the Brazilian Financial System (“Sistema Financeiro Nacional – CCS”) – Resolution (Resolução) of the National Monetary Council No. 3.263/2005;
Officer responsible for the Credit Risk Department – Rule (Circular) No. 2977/2000 of the Central Bank of Brazil.

MAURÍCIO FERREIRA DE SOUZA
Officer responsible for the Accounting Department – Rule (Circular) No. 2676/1996 of the Central Bank of Brazil and Resolution (Resolução) of the National Monetary Council No. 3198/2004.

PLINIO CARDOSO DA COSTA PATRÃO
Officer responsible for the Brazilian Payments System (Sistemas de Pagamentos Brasileiro – SPB) – Rule (Circular) No. 3281/2005 of the Central Bank of Brazil;
Officer responsible for the Custody of Securities – Instruction No. 89/1988 of the Brazilian Securities Exchange Commission;
Officer responsible for Services of Certificate Issuance – Instruction No. 89/1988 of the Brazilian Securities Exchange Commission;
Officer responsible for the Book Entry Share Services – Instruction No. 89/1988 of the Brazilian Securities Exchange Commission;
Officer responsible for the Entry Debentures Services – Instruction No. 89/1988 of the Brazilian Securities Exchange Commission.

ROGÉRIO PAULO CALDERÓN PERES
Officer responsible for Representing Non Residents Investors – Resolution (Resolução) of the National Monetary Council No. 2689/2000;
Deputy Officer responsible for Investor Relations – Instruction No. 202/1993 of the Brazilian Securities Exchange Commission.

ROGÉRIO CARVALHO BRAGA
Officer responsible for the Deposit Accounts – Resolutions (Resoluções) of the National Monetary Council No. 2025/1993 and 2078/1994 and Rule (Circular) No. 2452/1994 of the Central Bank of Brazil;
Officer responsible for the Deposit Accounts for Investments – Rule (Circular) No. 3346/2007 of the Central Bank of Brazil;
Officer responsible for Real State Investment Fund Management – Instruction No. 205/1994 of the Brazilian Securities Exchange Commission.

SÉRGIO RHEIN SCHIRATO
Officer responsible for Foreign Exchange Transactions – Resolution (Resolução) of the National Monetary Council No. 3265/2005;
Officer responsible for Exchange Risk– Rule (Carta Circular) No. 3280/2007.

8. Appointed as the Conglomerate Unibanco’s Ombudsman, in the terms of Resolution (Resolução) of the National Monetary Council No. 3477/07, Mrs. CRISTIANA DE ANDRADE PINCIROLI PASCUAL, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º: 891, 11th floor, bearer of Identity Card RG No. 19.456.881 –SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 146.464.198 -66. Mrs. CRISTIANA DE ANDRADE PINCIROLI PASCUAL shall hold the Ombudsman office for the term of one (1) year as of the present date, and shall be in office until the investiture of the appointed substitute.

9. Taking into consideration the terms of paragraph second of Article 15 of Unibanco’s By Laws, it is established that the limit of sixty five (65) years to the members of the Board of Directors shall not be applicable to the members that join in the management of the Company directly as members of the Board of Directors.

São Paulo, March 27th, 2008. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Arminio Fraga Neto, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Pedro Luiz Bodin Moraes, Guilherme Affonso Ferreira, Francisco Eduardo de Almeida Pinto and Israel Vainboim. This minute is an exact copy of the original transcribed in the proper Corporate Book.

     São Paulo, March 27th, 2008.

_________________________________

_________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.